Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Reports Second-Quarter 2010 Results

●	Consolidated net sales were positive and accelerated through Q2, led by strong performance in Legal and Markets
●	Second-quarter ongoing revenues down 1% before currency
●	Professional division revenues up 2% before currency; Markets division revenues down 3% before currency
●	Underlying operating profit of $655 million, down 17%
●	Adjusted EPS of $0.47 vs. $0.58 in prior-year period
●	Underlying free cash flow of $751 million, down 11%
●	2010 Outlook reaffirmed

NEW YORK, July 29, 2010  – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the second quarter ended June 30, 2010.  The company reported ongoing revenues of $3.2 billion, underlying operating profit of $655 million, underlying operating profit margin of 20.4% and underlying free cash flow of $751 million.

“I am pleased with the continuing progress the company has made in the first half of the year. While our markets are only slowly improving, we have seen accelerating results in terms of revenues, net sales and customer uptake of our new products,” said Thomas H. Glocer, chief executive officer of Thomson Reuters. “Based on these encouraging trends, we expect that Thomson Reuters will return to revenue growth in the third quarter.”

“We attribute our expected return to growth to our decision not to cut investment in innovation and new product platforms in 2010. While investments in the launch of products like WestlawNext, Thomson Reuters Eikon and the ONESOURCE global tax workstation are still expected to suppress margins by some 100 basis points in 2010, they will enable us to drive growth, strengthen our competitive position and improve margins for years to come.”

Consolidated Financial Highlights

	Three Months Ended June 30, (Millions of U.S. dollars, except EPS and profit margin)
IFRS Financial Measures	2010	2009	Change
Revenues	$3,216	$3,293	-2%
Operating profit	$435	$475	-8%
Diluted earnings per share (EPS)	$0.35	$0.38	-8%
Cash flow from operations	$888	$1,006	-12%

Non-IFRS Financial Measures1	2010	2009	Change		Change Before Currency
Revenues from ongoing businesses	$3,216	$3,275	-2%		-1%
Underlying operating profit	$655	$792	-17%		-12%
Underlying operating profit margin	20.4%	24.2%	-380	bp
Adjusted earnings per share (EPS)	$0.47	$0.58	-19%
Underlying free cash flow	$751	$846	-11%

_______________________________
1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measure in the tables appended to this news release. Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports Second-Quarter 2010 Results

●
Revenues from ongoing businesses were $3.2 billion, a decrease of 2% after currency and a decrease of 1% before currency. Good growth in Enterprise, Legal’s subscription businesses and Tax & Accounting was offset by expected softness in Legal print and non-subscription revenues and a decline in Sales & Trading and Investment & Advisory revenues due to flow-through from prior-year negative net sales.

●
Underlying operating profit declined 17%, attributable to lower revenues, product mix, previously announced investments and unfavorable currency movements. Underlying operating profit declined 12% before currency.

●	Adjusted EPS was $0.47 compared to $0.58 in the prior-year period. The decline was largely attributable to lower underlying operating profit.
●	Underlying free cash flow was $751 million, a decline of 11% versus the prior-year period.
●
Integration and legacy savings programs continue to progress well, achieving run-rate savings of $1.3 billion towards a previously announced goal of $1.6 billion of run-rate savings by the end of 2011.

Second-Quarter Business Segment Highlights

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.  All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of disposals.

Professional Division

	Three Months Ended June 30, (Millions of U.S. dollars, except profit margin)

	2010	2009	Change	Change Before Currency
Revenues
Legal	$936	$934	0%	0%
Tax & Accounting	$243	$225	8%	8%
Healthcare & Science	$214	$210	2%	3%
Professional Division Total	$1,393	$1,369	2%	2%

Operating Profit
Legal	$306	$341	-10%
Tax & Accounting	$32	$36	-11%
Healthcare & Science	$48	$52	-8%
Professional Division Total	$386	$429	-10%	-10%

Operating Profit Margin %
Legal	32.7%	36.5%
Tax & Accounting	13.2%	16.0%
Healthcare & Science	22.4%	24.8%
Professional Division Total	27.7%	31.3%

Thomson Reuters Reports Second-Quarter 2010 Results

●
Second-quarter revenues rose 2% driven by good growth from Legal subscriptions, Tax & Accounting and Healthcare & Science products, somewhat offset by declines in Legal print and non-subscription products.

●	Second-quarter operating profit declined 10%, as anticipated, primarily due to revenue mix and continued investment in the business.

Legal

●
Second-quarter revenues were unchanged from the prior-year period. Subscription revenues grew 5%, led by 17% growth in FindLaw. Non-subscription revenues declined 5% and print products declined 9% due to tightened customer budgets and some timing benefits in the second quarter of 2009. Print attrition has slowed substantially from the prior-year period and is nearing historical levels.

●
Second-quarter operating profit declined 10% and the associated margin was 32.7%. Lower revenues from high-margin print and non-subscription products and the impact of investments in strategic growth initiatives more than offset efficiency savings. Over time, margins are expected to return to historical levels as revenues recover.

●
WestlawNext has been sold to approximately 5,700 customers to date since its launch in February 2010. We are well ahead of the company’s initial expectations and customer feedback continues to be extremely positive.

Tax & Accounting

●
Second-quarter revenues grew 8%. Workflow & Software Solutions, which comprise two-thirds of the segment’s revenues, grew 12%, led by income tax products and growth in the global tax businesses. Business Compliance & Knowledge Solutions revenues were flat versus the prior-year period as Checkpoint’s growth of 8% was offset in part by a continued decline in print, which comprised 10% of the segment’s revenues.

●
Second-quarter operating profit declined 11% and the related margin fell to 13.2%. The anticipated declines were largely attributable to the dilutive impact of 2009 acquisitions. Tax & Accounting is a seasonal business with nearly 50% of its operating profit historically generated in the fourth quarter.

Healthcare & Science

●
Second-quarter revenues grew 3%. Growth was driven by continued demand for healthcare spending analytics in the Payer business, which was up 6%, offset by an expected short-term decline in the Provider business, which was down 6%. Growth in Scientific & Scholarly Research, which was up 10%, was driven by core information offerings.

●
Second-quarter operating profit decreased 8% versus 2009, and the corresponding margin was 22.4%. The decline in operating profit was primarily attributable to timing and a difficult prior-year comparison. Year-to-date, the margin is 21.8%, up 100 basis points versus 2009.

Thomson Reuters Reports Second-Quarter 2010 Results

Markets Division

	Three Months Ended June 30, (Millions of U.S. dollars, except profit margin)

	2010	2009	Change	Change Before Currency
Revenues
Sales & Trading	$869	$925	-6%	-5%
Investment & Advisory	$551	$587	-6%	-6%
Enterprise	$326	$314	4%	6%
Media	$79	$82	-4%	-3%
Markets Division Total	$1,825	$1,908	-4%	-3%

Operating Profit	$319	$424	-25%	-15%
Operating Profit Margin %	17.5%	22.2%

●
Revenue trends continue to improve with second quarter revenues down 3% compared to a 4% decline in the first quarter, and a 5% decline in the fourth quarter of 2009. The decline was attributable to flow-through from weak 2009 net sales and some one-time revenues in the second quarter of last year.

●	The second quarter marked the second consecutive quarter of sequential revenue growth (Q2 2010 vs. Q1 2010), led by growth in transactions and recurring subscriptions.
●	By geography, Asia declined 1%, while Europe, Middle East and Africa (EMEA) and the Americas declined 3% and 4%, respectively.
●	By market, growth in Enterprise, Corporates and Commodities & Energy was more than offset by weak performance in Exchange Traded Instruments and Investment Management.
●
Second-quarter operating profit was $319 million (down 25%) with the related margin declining, as expected, to 17.5%. The margin decline was attributable to the flow-through from lower revenues, investment in new product platforms and a challenging prior-year comparison. Excluding the impact of currency, operating profit declined 15%.

●	As scheduled, the innovative Thomson Reuters Eikon desktop went into broad beta release in the second quarter and is on track for full commercial launch in the second half of the year.
●	In addition, Reuters Insider was launched in the second quarter and has already captured 40,000 subscribers from approximately 8,000 companies.

Sales & Trading

●
Second-quarter revenues decreased 5%. The decline was due to continued pressure on recoveries revenues and desktop reductions in the Exchange Traded Instruments and Fixed Income businesses, where revenues have been negatively impacted by the retirement of low margin legacy products. Tradeweb revenues rose 4% due to stronger volumes from U.S. federal government treasuries and Commodities & Energy revenues grew 3%.

●
The Treasury business declined 1% in the quarter due to the flow-through from weak 2009 net sales, despite a significant increase in foreign exchange volumes. Overall, Sales & Trading transaction revenues were up 6%.

Thomson Reuters Reports Second-Quarter 2010 Results

Investment & Advisory

●
Second-quarter revenues declined 6%. The Corporates business grew 9% primarily driven by the acquisition of the Hugin Group that occurred in the fourth quarter of 2009, offset by several timing-related items and declines in other parts of the business due to weak prior-year sales. However, the Investment Management business declined 10% and continues to be impacted by 2009 cost cutting initiatives from buy-side customers.

●	Wealth Management declined 7%, attributable to the planned retirement of certain products and difficult prior-year comparables which included one-time benefits.
●	Momentum in Investment & Advisory has continued to improve in 2010 with positive net sales recorded in June.

Enterprise

●
Second-quarter revenues grew 6%, driven by continued strong demand for data feeds.  The Enterprise Information segment, comprised of both real-time and historical data, grew 9%. The Risk Management business grew 6%, led by strong outright sales of software. The Platform business (formerly Information Management Systems) also grew 6%, driven by good sales of recurring products. Omgeo’s revenues were flat in the quarter.

●	Elektron, Thomson Reuters next generation data distribution platform, was launched in the second quarter and has seen strong customer uptake.

Media

●
Second-quarter revenues declined 3%, driven by weakness in the Agency business which continues to be impacted by tightened customer budgets. However, net sales in the quarter turned positive driven by the win of a major contract at CNN.

●
The Consumer business experienced double-digit revenue growth in the quarter due to improved advertising activity. In addition, the Consumer business has successfully launched several new mobile products, including NewsPro for the iPad.

Corporate & Other

Second-quarter corporate costs were $104 million compared to $255 million in the prior-year period. The decrease was primarily related to changes in fair value currency-related adjustments (non-cash) which provided a benefit of $36 million in the second quarter of 2010, versus an expense of $87 million in the prior-year period in 2009. In addition, integration program costs of $90 million were $17 million less than the prior year. Core corporate costs were $50 million, down $11 million, benefiting from tight cost controls.

Thomson Reuters Reports Second-Quarter 2010 Results

Financial Highlights – Six Months 2010

	Six Months Ended June 30, (Millions of U.S. dollars, except EPS and profit margin)

IFRS Financial Measures	2010	2009	Change
Revenues	$6,356	$6,424	-1%
Operating profit	$756	$851	-11%
Diluted earnings per share (EPS)	$0.50	$0.60	-17%
Cash flow from operations	$1,097	$1,257	-13%

Non-IFRS Financial Measures1	2010	2009	Change		Change Before Currency
Revenues from ongoing businesses	$6,355	$6,394	-1%		-2%
Underlying operating profit	$1,210	$1,382	-12%		-12%
Underlying operating profit margin	19.0%	21.6%	-260	bp
Adjusted earnings per share (EPS)	$0.84	$0.98	-14%
Underlying free cash flow	$858	$988	-13%

●	Revenues from ongoing businesses were $6.4 billion, a decrease of 1% after currency and a decrease of 2% before currency.
●	Underlying operating profit was $1.2 billion, down 12% compared to the prior-year period, with a corresponding margin of 19.0%.
●	Adjusted earnings per share were $0.84 compared to $0.98 in the prior-year period.
●	Underlying free cash flow was $858 million, down 13% compared to the prior-year period.

Integration Programs

Thomson Reuters achieved combined run-rate savings of $1.3 billion at the end of the second quarter of 2010 from the Reuters integration and legacy savings programs. The incremental $75 million in run-rate savings during the quarter was largely attributable to further communications, content and data center consolidation within the Markets division and leveraging of the Thomson Reuters global footprint by the Professional division.

Integration-related costs totaled $90 million in the quarter, and $187 million year-to-date. Full-year costs may come in slightly below the previously forecast $475 million, with the balance shifted into 2011.

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its business outlook for 2010 that was first communicated in February and later confirmed in May as part of the company’s first-quarter results.

Based on the current environment in the markets that the company serves, Thomson Reuters expects its revenues to be flat to slightly down in 2010 due to the impact of negative net sales in 2009. The company expects net sales to strengthen throughout 2010.

Thomson Reuters Reports Second-Quarter 2010 Results

The company expects its underlying operating profit margin to be comparable to 2009 before investments in the major new products and platforms launching this year. These investments are expected to have an impact of approximately 100 basis points.

The company’s plan to continue its aggressive investment focus to drive growth and capture efficiencies is likely to result in 2010 underlying free cash flow being slightly down on the prior year.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend

As previously announced in February, Thomson Reuters increased its 2010 dividend by $0.04 per share, resulting in a quarterly dividend of $0.29 per share and an annualized dividend of $1.16 per share.  Thomson Reuters will pay a quarterly dividend on September 15, 2010 to shareholders of record as of August 19, 2010.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs 55,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Integration Programs” and "Business Outlook (Before Currency)" sections and Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of

Thomson Reuters Reports Second-Quarter 2010 Results

presenting information about current expectations for 2010. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The material assumptions underlying the company's 2010 business outlook are based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive global GDP growth led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s new product release programs, globalization strategy, other growth initiatives and efficiency programs, including the integration programs.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for subscription-based services; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; and failure to achieve benefits from integration programs to the extent, or within the time period, currently expected. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT

MEDIA

Calvin Mitchell
Senior Vice President, Corporate Affairs
+1 646 223 5285
calvin.mitchell@thomsonreuters.com

Victoria Brough
Head of External Affairs, EMEA
+44 (0)207 542 8763
victoria.brough@thomsonreuters.com
INVESTORS Frank Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters Reports Second-Quarter 2010 Results

Thomson Reuters will webcast a discussion of its second-quarter 2010 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT).  You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Thomson Reuters Reports Second-Quarter 2010 Results" on the right side of the page.  An archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters Reports Second-Quarter 2010 Results

Thomson Reuters Corporation
Division and Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2010	2009	Change	Organic	2010	2009	Change	Organic
Revenues
Legal	$936	$934	0%	-1%	$1,761	$1,766	0%	-2%
Tax & Accounting	243	225	8%	3%	505	470	7%	2%
Healthcare & Science	214	210	2%	0%	422	399	6%	3%
Professional Division	1,393	1,369	2%	0%	2,688	2,635	2%	-1%
Sales & Trading (1)	869	925	-6%	-5%	1,760	1,838	-4%	-6%
Investment & Advisory (1)	551	587	-6%	-7%	1,111	1,153	-4%	-6%
Enterprise (1)	326	314	4%	6%	641	608	5%	4%
Media (1)	79	82	-4%	-4%	159	163	-2%	-5%
Markets Division	1,825	1,908	-4%	-4%	3,671	3,762	-2%	-5%
Eliminations	(2)	(2)			(4)	(3)
Revenues from ongoing businesses(2)	3,216	3,275	-2%	-2%	6,355	6,394	-1%	-3%
Before currency			-1%				-2%
Disposals(2)	-	18			1	30
Revenues	$3,216	$3,293	-2%		$6,356	$6,424	-1%

Operating Profit
Legal	$306	$341	-10%		$516	$582	-11%
Tax & Accounting	32	36	-11%		67	77	-13%
Healthcare & Science	48	52	-8%		92	83	11%
Professional Division	386	429	-10%		675	742	-9%
Markets Division	319	424	-25%		642	761	-16%
Corporate & Other	(104)	(255)			(267)	(404)
Amortization of other intangible assets	(132)	(124)			(261)	(243)
Operating profit from ongoing businesses(2)	469	474	-1%		789	856	-8%
Disposals(2)	-	1			-	(5)
Other operating losses, net	(34)	-			(33)	-
Operating profit	$435	$475	-8%		$756	$851	-11%

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (3)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2010	2009	Change	2010	2009	Change

Operating profit	$435	$475	-8%	$756	$851	-11%
Adjustments:
Amortization of other intangible assets	132	124		261	243
Integration programs expense	90	107		187	195
Other operating losses, net	34	-		33	-
Fair value adjustments	(36)	87		(27)	88
Disposals	-	(1)		-	5
Underlying operating profit	$655	$792	-17%	$1,210	$1,382	-12%
Underlying operating profit margin	20.4%	24.2%		19.0%	21.6%

Thomson Reuters Reports Second-Quarter 2010 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
to Adjusted Earnings from Continuing Operations (4)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Earnings attributable to common shareholders	$290	$315	$417	$505
Adjustments:
Disposals	-	(1)	-	5
Fair value adjustments	(36)	87	(27)	88
Other operating losses, net	34	-	33	-
Other finance (income) costs	(39)	34	24	57
Share of post tax earnings in equity method investees	(3)	-	(3)	(1)
Tax on above items	4	(31)	-	(36)
Interim period effective tax rate normalization(5)	7	(42)	(11)	(35)
Amortization of other intangible assets	132	124	261	243
Discontinued operations	6	(2)	6	(6)
Dividends declared on preference shares	-	-	(1)	(1)
Adjusted earnings from continuing operations	$395	$484	$699	$819
Adjusted earnings per share from continuing operations	$0.47	$0.58	$0.84	$0.98

Diluted weighted average common shares (in millions)	835.8	836.5	835.3	835.6

Thomson Reuters Corporation
Division and Business Segment Depreciation and Amortization of Computer Software
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Depreciation and amortization of computer software	2010	2009	2010	2009
Legal	$(70)	$(65)	$(139)	$(128)
Tax & Accounting	(24)	(19)	(47)	(38)
Healthcare & Science	(17)	(19)	(35)	(35)
Professional Division	(111)	(103)	(221)	(201)
Markets Division	(121)	(133)	(284)	(297)
Corporate & Other	(6)	(5)	(12)	(10)
Ongoing businesses	(238)	(241)	(517)	(508)
Disposals	-	(1)	-	(3)
Total depreciation and amortization of computer software	$(238)	$(242)	$(517)	$(511)

(1)	Results for 2009 have been restated to reflect the 2010 presentation.
(2)
Revenues and operating profit from ongoing businesses exclude the results of disposals. Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(3)
Underlying operating profit excludes amortization of other intangible assets, impairment charges, fair value adjustments, integration programs expense, other operating gains and losses and the results of disposals.  Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(4)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability.  Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

(5)
Adjustment to reflect income taxes based on estimated full-year effective tax rate.  Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reuters Reports Second-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenues	$3,216	$3,293	$6,356	$6,424
Operating expenses	(2,377)	(2,452)	(4,789)	(4,819)
Depreciation	(105)	(113)	(243)	(242)
Amortization of computer software	(133)	(129)	(274)	(269)
Amortization of other intangible assets	(132)	(124)	(261)	(243)
Other operating losses, net	(34)	-	(33)	-
Operating profit	435	475	756	851
Finance costs, net:
Net interest expense	(95)	(104)	(188)	(200)
Other finance income (costs)	39	(34)	(24)	(57)
Income before tax and equity method investees	379	337	544	594
Share of post tax earnings in equity method investees	3	-	3	1
Tax expense	(79)	(14)	(110)	(83)
Earnings from continuing operations	303	323	437	512
(Losses) earnings from discontinued operations, net of tax	(6)	2	(6)	6
Net earnings	$297	$325	$431	$518

Earnings attributable to:
Common shareholders	290	315	417	505
Non-controlling interests	7	10	14	13

Basic earnings per share	$0.35	$0.38	$0.50	$0.61
Diluted earnings per share	$0.35	$0.38	$0.50	$0.60

Basic weighted average common shares	831,962,410	829,065,567	831,429,258	828,691,308
Diluted weighted average common shares	835,827,289	836,493,404	835,335,292	835,577,207

Thomson Reuters Reports Second-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	June 30,	December 31,
	2010	2009
Assets
Cash and cash equivalents	$508	$1,111
Trade and other receivables	1,620	1,742
Other financial assets	122	76
Prepaid expenses and other current assets	783	734
Current assets	3,033	3,663

Computer hardware and other property, net	1,434	1,546
Computer software, net	1,532	1,495
Other identifiable intangible assets, net	8,412	8,694
Goodwill	17,961	18,130
Other financial assets	314	383
Other non-current assets	617	649
Deferred tax	46	13
Total assets	$33,349	$34,573

Liabilities and equity
Liabilities
Current indebtedness	$648	$782
Payables, accruals and provisions	2,367	2,651
Deferred revenue	1,211	1,187
Other financial liabilities	191	92
Current liabilities	4,417	4,712

Long-term indebtedness	6,573	6,821
Provisions and other non-current liabilities	2,268	1,878
Other financial liabilities	75	42
Deferred tax	1,603	1,785
Total liabilities	14,936	15,238

Equity
Capital	10,276	10,177
Retained earnings	10,221	10,561
Accumulated other comprehensive loss	(2,149)	(1,471)
Total shareholders’ equity	18,348	19,267
Non-controlling interests	65	68
Total equity	18,413	19,335
Total liabilities and equity	$33,349	$34,573

Thomson Reuters Reports Second-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Cash provided by (used in):
Operating activities
Net earnings	297	325	431	518
Adjustments for:
Depreciation	105	113	243	242
Amortization of computer software	133	129	274	269
Amortization of other intangible assets	132	124	261	243
Deferred tax	(28)	(75)	(66)	(66)
Loss from redemption of debt securities	-	-	62	-
Other	82	204	162	259
Changes in working capital and other items	167	186	(264)	(208)
Operating cash flows from continuing operations	888	1,006	1,103	1,257
Operating cash flows from discontinued operations	-	-	(6)	-
Net cash provided by operating activities	888	1,006	1,097	1,257

Investing activities
Acquisitions, less cash acquired	(415)	(25)	(478)	(45)
Proceeds from other disposals	4	3	18	3
Capital expenditures, less proceeds from disposals	(248)	(268)	(462)	(466)
Other investing activities	4	-	3	(1)
Investing cash flows from continuing operations	(655)	(290)	(919)	(509)
Investing cash flows from discontinued operations	-	-	-	22
Net cash used in investing activities	(655)	(290)	(919)	(487)

Financing activities
Proceeds from debt	147	-	638	609
Repayments of debt	(442)	(189)	(913)	(192)
Net (repayments) borrowings under short-term loan facilities	(14)	2	(14)	(8)
Dividends paid on preference shares	-	-	(1)	(1)
Dividends paid on common shares	(232)	(226)	(463)	(454)
Other financing activities	-	(3)	(6)	(5)
Net cash used in financing activities	(541)	(416)	(759)	(51)

Translation adjustments on cash and cash equivalents	(12)	21	(22)	12
(Decrease) increase in cash and cash equivalents	(320)	321	(603)	731
Cash and cash equivalents at beginning of period	828	1,251	1,111	841
Cash and cash equivalents at end of period	508	1,572	508	1,572

Thomson Reuters Reports Second-Quarter 2010 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Underlying Free Cash Flow (1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Net cash provided by operating activities	$888	$1,006	$1,097	$1,257
Capital expenditures, less proceeds from disposals	(248)	(268)	(462)	(466)
Other investing activities	4	-	3	(1)
Dividends paid on preference shares	-	-	(1)	(1)
Free cash flow (1)	644	738	637	789
Integration programs cost	107	108	221	199
Underlying free cash flow (2)	$751	$846	$858	$988

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.

(2)	Underlying free cash flow is free cash flow excluding one-time cash costs associated with integration programs.